Exhibit 99.1

CHAIRMAN’S LETTER AND NOTICE OF ANNUAL MEETING BUENOS AIRES, ARGENTINA NOVEMBER 8, 2019

DESPEGAR.COM, CORP.

COMMERCE HOUSE, WICKHAMS CAY 1
ROAD TOWN, TORTOLA
BRITISH VIRGIN ISLANDS

To Our Valued Shareholders:

I am pleased to invite you to attend the 2019 Annual Meeting of Shareholders of Despegar.com, Corp. (the “Company”). The meeting will be held at 12:00 pm (Buenos Aires local time) on Friday, November 8, 2019 at the Company’s office located at Juana Manso 999, Buenos Aires, Argentina C1107CBR.

The only business of the meeting is to consider and if thought fit approve the re-election of Martin Rastellino and Mario Eduardo Vázquez as Class II Directors of the Company. If re-elected, Messrs. Rastellino and Vázquez will serve as Class II Directors for a further term of three years (until the Company’s annual meeting of shareholders in 2022). Biographies for Messrs. Rastellino and Vázquez are included in this Notice.

The Board of Directors believes that the re-election of Messrs. Rastellino and Vázquez is in the best interests of the Company and all shareholders. Accordingly, the Board of Directors unanimously recommends that you vote in favor of the re-election of Messrs. Rastellino and Vázquez.

REMEMBER: Your vote is important, no matter how large or small your holdings may be. Please take a moment to vote your shares.

As the date of the meeting approaches, if we have not received your proxy, you may receive a phone call from a representative of Georgeson LLC (“Georgeson”), the Company’s proxy solicitor, reminding you to exercise your right to vote. Should you have any questions with regards to voting your shares, please call our proxy solicitor, Georgeson, at 1-888-658-5755 from the US, US territories and Canada or 1-781-575-2137 if you are outside the US, US territories and Canada.

Thank you in advance for your participation and your consideration in this extremely important matter.

Sincerely,

Nilesh Lakhani
Chairman of the Board

 DESPEGAR.COM, CORP.
(BVI COMPANY NUMBER 1936519)
(the “Company”)

NOTICE OF 2019 ANNUAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that the 2019 Annual Meeting of the shareholders of the Company (the “Meeting”) will be held at the Company’s office located at Juana Manso 999, Buenos Aires, Argentina C1107CBR) at 12:00 pm (Buenos Aires local time) on Friday, November 8, 2019 for the following purposes:

AGENDA

1.
To consider and if thought appropriate re-elect Martin Rastellino as a Class II Director of the Company, to hold office for a further term of three years (until the conclusion of the Company’s annual meeting of shareholders in 2022).

2.	To consider and if thought appropriate re-elect Mario Eduardo Vázquez as a Class II Director of the Company, to hold office for a further term of three years (until the conclusion of the Company’s annual meeting of shareholders in 2022).

We will also consider other business that properly comes before the Meeting in accordance with the laws of the British Virgin Islands and the articles of association of the Company.

Each of Messrs. Rastellino and Vázquez currently serve as a Class II Director on the Board of Directors of the Company. The term of the Class II Directors is expiring and, with the recommendation of the Board of Directors, Messrs. Rastellino and Vázquez are standing for re-election in accordance with the articles of association of the Company. There are only two Class II Director seats up for election and no person other than Messrs. Rastellino and Vázquez has been duly nominated for election. The biographies of Messrs. Rastellino and Vázquez are included herewith.

Please see the notes to this Notice for further information about the Meeting and instructions for how to vote electronically, by proxy and in person.

By order of the Board of Directors,

Nilesh Lakhani
Chairman of the Board

NOTES TO THE NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

Note 1:

The Board of Directors has fixed the close of business on October 7, 2019 as the record date for the determination of shareholders entitled to receive notice of and to vote at the Meeting.

Note 2:

We are required to have a quorum of shareholders present to conduct business at the Meeting. The presence at the Meeting, in person or by proxy, of not less than a simple majority of the votes of the shares entitled to vote on the proposals to be considered at the Meeting will constitute a quorum, permitting us to conduct the business of the Meeting.

Directors are elected by a system of plurality voting in accordance with the Company’s articles of association. Abstentions will be counted in determining whether a quorum has been reached. However, only votes cast for a director will be counted for purposes of electing a director and, thus, abstentions generally will not affect the outcome of the election.

Note 3:

Admission to the Meeting will be reserved for Shareholders of the Company or their duly appointed proxy on a first-come, first-served basis. Registration and seating will begin at 11:00 a.m. local time. Shareholders and proxyholders will be asked to present valid picture identification, such as a driver’s license or passport and, if applicable, a completed proxy form, before being admitted to the Meeting. If you hold your shares in street name (e.g., through a brokerage firm, bank or nominee), you will also need proof of ownership in order to attend the Meeting. A recent brokerage statement or letter from your brokerage firm, bank or nominee are examples of proof of ownership.  In addition, if you hold your shares in street name and you intend to vote at the meeting, you will need to bring your legal proxy from your brokerage firm, bank or nominee.

Shareholders are requested to appear no later than 15 minutes prior to the scheduled time of the Meeting in order to sign the attendance book and, if applicable, file their proxies.

Note 4:

A shareholder entitled to attend and vote at the Meeting is entitled to appoint one or more proxies to attend and vote in his or her stead. A proxy need not be a shareholder of the Company.

It is important that your shares be represented at the Meeting, regardless of the number of shares you may hold. Whether or not you plan to attend, we encourage you to vote as promptly as possible.

Shareholders of record are entitled to vote at the Meeting in one of the following ways:
●
By Internet – The enclosed proxy card indicates the website you may access for Internet voting. The Internet voting system allows you to confirm that the system has properly recorded your votes. If you vote by internet, you do not need to return your proxy card.

●
By Telephone – You can vote by calling 1-800-652-VOTE (8683) from the US, US territories and Canada or 1-781-575-2300 if you are outside the US, US territories and Canada. You will need your 15-digit control number on your proxy card. If you vote by telephone, you do not need to return your proxy card.

●
By Mail – Mark, date, sign and return the enclosed proxy card, whether or not you plan to physically attend the Meeting. If you are located in the United States, you can return your proxy card by mail in the enclosed postage-paid envelope. If you are located outside the United States, you should add the necessary postage to the enclosed envelope. In order to ensure that your vote is received by the deadline, we recommend that your proxy card be returned by overnight mail.

●
In Person at the Meeting – If you attend the Meeting we will give you a ballot when you arrive. Even if you plan to attend the Meeting, we encourage you to vote your shares by proxy so that your vote will be counted if you decide later not to attend the Meeting.

If you hold your shares in street name (e.g., through a brokerage firm, bank or nominee), and you intend to vote at the Meeting, you will need to bring your legal proxy from, and otherwise follow, the voting procedures of your brokerage firm, bank or nominee.

In order for a proxy to be valid, it must be received by no later than 11:59 pm (EST) on November 7, 2019.

Note 5:

A shareholder of record may revoke his or her proxy by giving written notice of revocation to Computershare before the Meeting, by delivering a later-dated proxy (either in writing, by telephone or over the Internet before the applicable deadline), or by voting in person at the Meeting.

If you hold your shares in street name (e.g., through a brokerage firm, bank or nominee), you may change your vote by following your brokerage firm, bank or nominee’s procedures for revoking or changing your proxy.

Note 6:

If two or more persons are jointly regarded as holders of a share, each of them may be present in person or by proxy at the Meeting, but if such persons are present in person or by proxy they must vote as one.

Note 7: Enroll Now for Electronic Delivery of Shareholder Materials and Electronic Voting

The Company, through Computershare, the Company’s transfer agent, is pleased to offer shareholders the benefits and convenience of electronic delivery of shareholder materials, including:

●	Quickest delivery of shareholder materials
●	Elimination of bulky paper documents from your personal files
●	Convenient online proxy voting
●	Reduction of printing and mailing costs which allows us to control expenses in the interest of delivering more value for all of our shareholders
●	Better for the environment

When you register for electronic delivery, you will be notified by e-mail when the shareholder materials are available online. Your enrolment will remain in effect until revoked. To register, visit www.investorvote.com/DESP.

PLEASE NOTE: you must enroll for electronic delivery for EACH account in which you hold shares.

Note 8:

Shareholders may only attend the Meeting in person or by proxy. No other means of remote communication or attendance at the Meeting will be available.

BIOGRAPHIES OF PROPOSED CLASS II DIRECTORS

MARTÍN RASTELLINO

Martín Rastellino, age 48, has served as a member of our board of directors since June 2017. Mr. Rastellino is a co-founder of the Company and has been extensively involved in the management of the Company from 1999 until June 2017. He has served as our Chief Operating Officer and Head of Hotels Business, among other key managerial positions. Prior to joining the Company, Mr. Rastellino served as a Manager for Teleglobe in the United States and has also worked as an auditor for Arthur Andersen in Argentina between 1993 and 1997. Mr. Rastellino received a Bachelor degree in Public Accounting from the University of Buenos Aires and a Masters in Business Administration from Duke University.

MARIO EDUARDO VÁZQUEZ

Mario Eduardo Vázquez, age 83, has served as a member of our board of directors since August 2014. From June 2003 to November 2006, he served as the Chief Executive Officer of Grupo Telefónica in Argentina. Prior to that, Mr. Vázquez worked in auditing for Arthur Andersen for 33 years, including as a partner and general director covering Latin American markets, including Argentina, Chile, Uruguay, and Paraguay. Mr. Vázquez previously taught as a professor of Auditing at the Economics School of the Universidad de Buenos Aires. Mr. Vázquez also serves on the board of directors and is president of the Audit Committee of Globant S.A. (NYSE: GLOB) and MercadoLibre, Inc. (NYSE: MELI) He has also served as a member of the board of directors of Telefónica Argentina S.A., Telefónica Holding Argentina S.A., Telefónica S.A. (Spain), Banco Santander Rio S.A., Banco Supervielle Societe General S.A., and CMF Banco S.A., and as alternate member of the board of directors of Telefónica de Chile S.A. Mr. Vázquez also previously served as a member of the board of directors and as the president of the Audit Committee of YPF, S.A. (NYSE: YPF) Mr. Vázquez received a Bachelor degree in Public Accounting from the Universidad de Buenos Aires.